Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

VIA EDGAR

February 18, 2011

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen Energy MLP Total Return Fund

Registration Statement on Form N-2

File Nos. 333-169775 and 811-22482

Dear Mr. Grzeskiewicz:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on January 26, 2011 and the Preliminary Prospectus dated January 26, 2011, began on January 26, 2011 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on February 23, 2011, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 130,000,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of Nuveen Energy MLP Total Return Fund (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on February 23, 2011 or as soon thereafter as practicable.

Sincerely,

WELLS FARGO SECURITIES, LLC

As Representative

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Raio
Name: Jerry Raio
Title: Managing Director